Exhibit 99.7

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,

1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

ORDER MADE AFTER APPLICATION (FINAL ORDER)

BEFORE	1210Ec,2024

ON THE APPLICATION of the Petitioner, WBM Capital Corp. (the “Company”), coming on for hearing in person at 800 Smithe Street, Vancouver, British Columbia on December 12, 2024 pursuant to sections 288 through 297 of the Business Corporations Act, SBC 2002, c. 57, as amended (the 11BCA”);

AND UPON HEARING Laura C. Morrison, counsel for the Petitioner;

AND UPON READING the Interim Order made by Associate Judge Bilawich on November 22, 2024, Affidavit #1 of Carlo Rigillo filed on November 20, 2024, Affidavit #1 of Kyla Domingo filed on December 10, 2024 and Affidavit #1 of Fraser Hartley filed on December 10, 2024, respectively;

AND UPON IT APPEARING that notice of the time and place of the hearing of this application was given to the shareholders of the Company;

AND UPON the requisite approvals of the shareholders of the company having been obtained in accordance with the Interim Order;

AND UPON CONSIDERING the procedural and substantive fairness to the parties affected thereby of the terms and conditions of the Arrangement in this proceeding and of the transactions contemplated by the Arrangement as set out in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached hereto as Schedule “A”, and the rights and interests of the persons affected thereby;

AND UPON BEING INFORMED that it is the intention of the parties to rely on Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and that the declaration of the procedural and substantive fairness of, and the approval of, the Arrangement contemplated in the Plan of Arrangement by this Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, for the issuance and exchange of securities in connection with the Arrangement;

AND UPON the terms of the Interim Order in this proceeding pronounced November 22, 2024, having been complied with and the requisite approval of the Company Shareholders having been obtained in accordance with the terms of the Interim Order;

THIS COURT ORDERS THAT:

1.	Pursuant to sections 288 and 291 of the BCA, the arrangement (the “Arrangement”) among the Company and 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd. and 1510435 B.C. Ltd. (collectively the “Spinout Entities”) as set out in the Plan of Arrangement attached hereto as Schedule “A” is hereby approved;

2.	The terms and the conditions of the Arrangement set out in the Plan of Arrangement are procedurally and substantively fair and reasonable to all persons exchanging, and to be issued, securities, claims and interests as called for in the proposed Arrangement.

3.	On the Arrangement taking effect it will be binding on the Company, the Spinout Entities, and their respective securityholders.

4.	The Company shall be at liberty to seek the direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT

Signature of Lawyer for WBM Capital Corp.
Laura C. Morrison

By the court.

Registrar

SCHEDULE A TO FINAL ORDER

PLAN. OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below:

“435” means 1510435 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“435 Common Shares” means the common shares in the authorized share structure of 435;

“441” means 1510441 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“441 Common Shares” means the common shares in the authorized share structure of 441;

“450’’ means 1510450 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“450 Common Shares’’ means the common shares in the authorized share structure of 450;

“651” means 1507651 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“651Common Shares” means the common shares in the authorized share structure of 651;

“652” means 1507652 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“652 Common Shares” means the common shares in the authorized share structure of 652;

“653” means 1507653 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“653 Common Shares” means the common shares in the authorized share structure of 653;

“655” means 1507655 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“655 Common Shares’’ means the common shares in the authorized share structure of 655;

“Arrangement Agreement” means the agreement dated November 18, 2024 between WBM and the WBM Subsidiaries to which this Plan of Arrangement is attached as Exhibit A, as it may be supplemented or amended from time to time;

“Arrangement Resolution” means the special resolution of WBM Shareholders to be considered, and if deemed advisable, passed by the WBM Shareholders;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day which is not a Saturday, Sunday, or a day when commercial banks are not open for in person business in Vancouver, British Columbia;

“Crcular” means the management information circular of WBM containing among other things, disclosure in respect of the Arrangement and prospectus level disclosure in respect of the WBM Subsidiaries following completion of the Arrangement, together with all appendices, distributed by WBM to the WBM Shareholders and filed with such Authorities in Canada as are required by Section 2.S(a)(ii) of the Arrangement Agreement, or otherwise as required by applicable Law;

“Consideration” means the consideration payable by WBM pursuant to Section 3.1 of this Plan of Arrangement to a person who is, immediately before the Effective Time, a WBM Shareholder;

“Conversion Factor’’ means:

(1)	in respect of 651, 1.00;

(2)	in respect of 652, 1.00;

(3)	in respect of 653, 1.00;

(4)	in respect of 655, 1.00;

(5)	in respect of 450, 1.00;

(6)	in respect of 441, 1.00; and

(7)	in respect of 435, 1.00.

“Court” means the Supreme Court of British Columbia;

“Dissent Procedures” has the meaning attributed to that term in Section 4.2 of this Plan of Arrangement;

“Dissent Right’’ has the meaning attributed to that term in Section 4.1 of this Plan of Arrangement;

“Dissent Share” has the meaning attributed to that term in Subsection 3.l(a) of this Plan of Arrangement;

“Effective Date” means the first Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Article 5 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

“Effective Time” means 12:01a.m. on the Effective Date;

“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

“Initial Common Shares” means the one common share outstanding in the capital of each of 651, 652, 653, 655, 450, 441and 435 issued to WBM on incorporation;

“Interim Order” means the order made after application to the Court pursuant to section 291 of the BCBCA, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

“Parties” means WBM and each of the WBM Subsidiaries and “Party’’ means any one of them;

“Plan of Arrangement’’, “hereof’, “herein”, “hereunder” and similar expressions mean this plan of arrangement and any amendments, variations or supplements hereto made in accordance with the terms hereof and the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Round Down Provision” has the meaning attributed to that term in of Section 3.2 of this Plan of Arrangement;

“Share Distribution” has the meaning attributed to that term in Subsection 3.1 of this Plan of Arrangement; and

“Tax Atr” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“WBM” means WBM Capital Corp., a company continued under the laws of the Province of British Columbia;

“WBM Common Shares” means the common shares in the authorized share structure of WBM;

“WBM Shareholders” means the holders of WBM Common Shares;

“WBM Subsidiaries” means collectively, 651,652,653,655,450,441and 435.

1.2	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the use of either gender include both genders and neuter and the word person and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (induding any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.3	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day, the action shall be required to be taken on the next day that is a Business Day.

LS	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

L6	Currency

Unless otherwise stated, a reference herein to an amount of money means the amount expressed in lawful money of Canada

1.7	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute or regulation.

1.8	Governing Law

This Plan of Arrangement, including its validity, interpretation and effect, shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE2

ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except that the sequence of steps comprising the Arrangement shall occur in the order set forth herein unless otherwise indicated.

2.2	Effect of Plan of Arrangement

The Plan of Arrangement will, effective at the Effective Time, become effective and be binding on WBM, each of the WBM Subsidiaries, and the WBM Shareholders without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

ARTICLE3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time the following transactions will occur and be deemed to occur in the following sequence without further act or formality:

(a)	Each WBM Common Share in respect of which a registered WBM Shareholder has exercised Dissent Rights and for which the registered WBM Shareholder is ultimately entitled to be paid fair value (each a “Dissent Share”) shall be repurchased by WBM for cancellation in consideration for a debt-claim against WBM to be paid the fair value of such WBM Share in accordance with Article 5 of this Plan of Arrangement and such Dissent Share shall thereupon be cancelled; and

(b)	WBM shall distribute to each WBM Shareholder:

(i)	the number of 651 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(ii)	the number of 652 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(iii)	the number of 653 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(iv)	the number of 655 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(v)	the number of 450 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(vi)	the number of 441Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(vii)	the number of 435 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(collectively, the “Share Distribution”), and in connection with the Share Distribution:

(A)	the name of each WBM Shareholder shall be added to the central securities register for the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares received pursuant to the Share Distribution; and

(B)	an amount equal to the fair market value of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares as distributed on the Share Distribution shall be removed from the capital in respect of the WBM Common Shares; and

(c)	the Initial Common Shares held by WBM shall be cancelled without any payment therefor, and WBM shall be removed from the register of holders of the 651Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares.

3.2	No Fractional Shares

No fractional 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares shall be distributed by WBM to a WBM Shareholder on the Share Distribution. If WBM would otherwise be required to distribute to a WBM Shareholder an aggregate number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441Common Shares and 435 Common Shares, as applicable, that is not a round number, then the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares distributable to that WBM Shareholder shall be rounded down to the next lesser whole number (the “Round Down Provision”) and that WBM Shareholder shall not receive any compensation in respect thereof. No☐ithstanding the foregoing, if the Round Down Provision would otherwise result in the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, distributable to a particular WBM Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and WBM shall distribute one 651Common Share, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441Common Shares and 435 Common Shares, as applicable, to that WBM Shareholder.

3.3	Extinction of Rights

Any instrument or certificate which immediately prior to the Effective Time represented outstanding WBM Common Shares that were exchanged pursuant to Section 3.1 or an affidavit of loss and bond or other indemnity shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against WBM. On such date, the aggregate 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, to which the former WBM Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to WBM and shall be returned to WBM. None of WBM or the WBM Subsidiaries shall be liable to any person in respect of any amount for 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.4	Withholding

(a)	WBM and the WBM Subsidiaries, as the case may be, will be entitled to deduct and withhold from any Consideration otherwise payable to any WBM Shareholder under this Plan of Arrangement (including any payment to WBM Shareholders exercising Dissent Rights) such amounts as WBM or the WBM Subsidiaries are permitted or required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is permitted or required to be so deducted and withheld by WBM or the WBM Subsidiaries, as the case maybe.

(b)	For the purposes of such deduction and withholding: (i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and (ii) such deducted or withheld amounts shall be remitted to the appropriate Authority in the time and manner permitted or required by the applicable Law by or on behalf of WBM or the WBM Subsidiaries, as the case may be.

3.5	Post-Effective Date Procedures

Following receipt of the Final Order and prior to the Effective Date, 651, 652, 653, 655, 450, 441 and 435 will forward to WBM and WBM Shareholders as of the Effective Date at WBM’s registered office or, in respect of the WBM Shareholders, the address specified in the register of WBM Shareholders or email provided to 651, 652, 653, 655, 450, 441 and 435, copies of certificates representing the number of 651 Common Shares, 652 Common Shares, 653 Common Shares and 655 Common Shares to be delivered to WBM or such WBM Shareholder under the Arrangement, unless WBM or the WBM Shareholders request original certificates representing the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares to be delivered to WBM or such WBM Shareholder under the Arrangement, then, 651, 652, 653, 655, 450, 441 and 435 will deliver by registered mail (postage prepaid) or hand delivery to WBM and WBM Shareholders as of the Effective Date at WBM’s registered office or, in respect of the WBM Shareholders, the address specified in the register of WBM Shareholders.

3.6	Deemed Fully Paid and Non-Assessable Shares

All 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

ARTICLE4

DISSENT RIGHTS

4.1	Dissent Rights

Subject to section 246 of the BCBCA and the terms, conditions, and restrictions set out in Article 4 of the Plan of Arrangement, there is hereby granted to each registered WBM Shareholder the right (the “Dissent Right’’):

(a)	to dissent from the Arrangement Resolution; and

(b)	on the valid exercise of the Dissent Right in accordance with the Dissent Procedures, to be paid the fair market value of the registered WBM Shareholder’s WBM Common Shares by WBM.

4.2	Dissent Procedures

A registered WBM Shareholder who wishes to exercise the registered WBM Shareholder’s Dissent Right must:

(a)	do so in respect of all WBM Shares registered in the name of the registered WBM Shareholder;

(b)	comply with sections 242 and 244 of the BCBCA, as modified below; and

(c)	deliver a written notice of dissent to the office of WBM at 1900-1040 West Georgia Street, Vancouver, BC V6E 4H3 Attn: Jordan Gin, at least two Business Days before the day of the Arrangement Resolution is approved by WBM Shareholders,

(the “Dissent Procedures”).

4.3	Failure to Comply with Dissent Procedures

Each registered WBM Shareholder who fails to exercise the registered WBM Shareholder’s Dissent Right strictly in accordance with the Dissent Procedures will be deemed for all purposes to have:

(a)	failed to exercise the Dissent Right validly, and consequently to have waived the Dissent Right; and

(b)	thereby ceased to be entitled to be paid the fair market value of the registered WBM Shareholder’s WBM Common Shares.

4.4	Waiver of Dissent Right

Each registered WBM Shareholder who waives or is deemed to waive the registered WBM Shareholder’s Dissent Right or is otherwise for any reason ultimately not entitled to be paid the fair market value of the WBM Common Shares registered in the name of the registered WBM Shareholder by WBM pursuant to the Dissent Right, shall be deemed to have participated in the Arrangement.

ARTICLES

AMENDMENTS

5.1	Amendments

The Parties reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the approval of the Arrangement Resolution, approved by the Court.

5.2	Effectiveness of Amendments Made Prior to the Approval of the Arrangement Resolution

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties at any time prior to the approval of the Arrangement Resolution shall become part of this Plan of Arrangement for all purposes.

5.3	Effectiveness of Amendments Made Following the Approval of the Arrangement Resolution

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties after the approval of the Arrangement Resolution but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court shall be effective and shall become part of the Plan of Arrangement for all purposes.